Exhibit 99.1

CANARC RESOURCE CORP. 810-625 Howe Street Vancouver, BC V6C 2T6	T: 604.685.9700 F: 604.6685-9744	www.canarc.net CCM: TSX CRCUF: OTCQB

Canarc Announces the Filing of New Polaris Preliminary Economic Assessment Report

Vancouver, Canada –April 18, 2019 – Canarc Resource Corp. (TSX: CCM, OTC-QB: CRCUF, Frankfurt: CAN) announces the filing of the NI 43-101 preliminary economic assessment report (“PEA”) which was completed by Moose Mountain Technical Services (Moose Mountain”) for the high-grade New Polaris gold mine in northwestern British Columbia.

The report has been filed on SEDAR and is also available on Canarc’s website at www.canarc.net

Highlights of the PEA include:

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Post-tax internal rate of return of 38%

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Post-tax net present value at 5% of US$216 million

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Post-tax project payback of 2.7 years

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Cash operating cost: US$433/oz Au

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Initial capital expenditure of US$111 million

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ROM production of 2.3 Mt of 10.3 g/t over 8.7-year mine life

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Mill throughput of 750 tonnes per day with a process recovery of 90.5% producing 693,000 ozs gold

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Average annual life of mine production: 80,000 oz. gold

The estimated project economics for Canarc to build and operate a 750 tonne per day gold mine at New Polaris using bio-oxidation followed by a leaching process to produce 80,000 ounces of gold per year in doré bars at site are reasonably achievable for this project.

This new processing option significantly enhances the economics of the project and simplifies transportation logistics at this remote site by eliminating the need for seasonal barging of large quantities of concentrate along the Taku River to a third-party treatment facility.

The base case economic model is for the gold price (US$1300 per oz), $CA/$US exchange rate (0.77), cash costs (US$433 per oz) and AISC (US$510 per oz ), for which the Moose Mountain PEA shows an after-tax NPV (5%) of CA$280 million with an after-tax Internal Rate of Return (“IRR”) of 38% and a 2.7 year pay-back period.

On a pre-tax basis, the undiscounted life-of-mine cash flow totals CA$554 million with a 47% IRR and a 2.3 year pay-back period. Given the conceptual nature of the PEA, there is no certainty that the preliminary economic assessment will be realized. Moose Mountain concludes that “The Updated Preliminary Economic Assessment indicates that the New Polaris base case has potential for positive results and therefore further work is recommended to optimize the project and complete a preliminary feasibility study”.

The Mineral Resources, ROM Production and PEA Economics are Summarized Below:

Mineral Resource	Indicated resources of 1,686,000 tonnes at 10.8 g/t Au, Inferred resources of 1,483,000 tonnes at 10.2 g/t Au.
PEA Production	2,306,000 tonnes (subset of Mineral Resource)
Production Rate	750 tonnes per day
Au Grade	10.3 grams per tonne
Au Recovery	90.5% gold into doré
Average Output	80,000 oz gold per year
Mine life	8.7years

Gold Price	US $ 1300 per oz
Exchange Rate	US $ 1.00 = CA$ 1.30
Initial Capital Cost	US $111 million
Cash Cost	US $ 433 per oz

Cash Flow (LOM)	After-TaxCA$ 414 million
NPV (5%)	CA$ 280 million
NPV (8%)	CA$ 222 million

Pre-Tax / After Tax
Internal Rate of Return	47% / 38%
Payback Period (years)	2.3 / 2.7

Notes for Mineral Resource Estimate:
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The Mineral Resource Estimate was prepared by Sue Bird, P.Eng. in accordance with CIM Definition Standards and NI 43-101, with an effective date of February 28, 2019.

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A Mineral Resource is a concentration or occurrence of solid material of economic interest in the Earth’s crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade or quality, continuity and other geological characteristics of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling.

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Mineral Resources are reported within an underground mining shape targeting mineralization over 4.0 g/t. This target grade shell includes the following considerations: gold price of US$1,300/oz, exchange rate of 0.77 US$:CA$; Payable gold % of 99.9%, Offsite refining costs of US$7/oz, mining costs of CA$65.20/t, process costs of CA$62.70/t, G&A (General and Administration) costs of CA$37.00, sustaining capital costs of CA$19.83/t, and a 90.5% process recovery.

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An Indicated Mineral Resource is that part of the Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with sufficient confidence to allow the application of Modifying Factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Geological evidence is derived from adequately detailed and reliable exploration, sampling and testing and is sufficient to assume geological and grade or quality continuity between points of observation.

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An Inferred Mineral Resource is that part of the Mineral Resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity. It is reasonably expected that the majority of Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration.

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Factors that may affect the estimates include: metal price assumptions, changes in interpretations of mineralization geometry and continuity of mineralization zones, changes to kriging assumptions, metallurgical recovery assumptions, operating cost assumptions, confidence in the modifying factors, including assumptions that surface rights to allow mining infrastructure to be constructed will be forthcoming, delays or other issues in reaching agreements with local or regulatory authorities and stakeholders, and changes in land tenure requirements or in permitting requirement.

Project Description:

The New Polaris gold mine project is located in north-western British Columbia about 100 kilometers (“km”) south of Atlin, BC and 60 km northeast of Juneau, Alaska. There is no road access at present to the property, but year-round access is available via light aircraft from either Juneau or Atlin to a 400 meter airstrip on the property, and summer access is possible via shallow draft barge from Juneau.

The property consists of 61 contiguous Crown-granted mineral claims and one modified grid claim covering 2,100 acres. All claims are 100% owned and held by New Polaris Gold Mines Ltd., a wholly owned subsidiary of Canarc, subject to a 15% net profit interest held by Rembrandt Gold Mines Ltd. that can be reduced to a 10% net profit interest.

The deposit is an early Tertiary, mesothermal gold mineralized vein system occupying shear zones cross-cutting late Paleozoic andesitic volcanic rocks. It was mined by underground methods from 1938 to 1942, and from 1946 to early 1951, producing approximately 245,000 oz gold from 740,000 tonnes of ore at an average grade of 10.3 g/t gold. Three main veins (“AB, C and Y”) were mined to a maximum depth of 150 m and have been traced by drilling for up to 1,000 m along strike by up to 800 m down dip, still open for expansion.

The gold occurs dominantly in finely disseminated arsenopyrite within the stock-work veins and altered wall-rocks. The next most abundant mineral is pyrite, followed by minor stibnite and a trace of sphalerite. Individual mineralized zones range up to 250 m in length and up to 14 m in width but mineralized widths more commonly average around 2 to 5 m.

Mineral Resource Estimate:

Canarc explored the “C” vein system between 1988 and 1997, and carried out infill drilling in 2003 through 2006, to better define the continuity and grade of the vein systems. The total New Polaris database consists of 1,056 diamond drill holes with a total of 31,514 sample intervals. A Mineral Resource Estimate dated February 28, 2019 was based on ordinary kriging of 174 drill holes and 1,464 gold assay intervals with 1,320 m of drill intercepts within the modelled domains.

Targeting mineralization over 4.0 gram per tonne (g/t) gold, a mining shape has delineated a Mineral Resource Estimate:

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Indicated Mineral Resource totals 1,687,000 tonnes grading 10.8 g/t gold containing 586,000 oz gold.
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Inferred Mineral Resource totals 1,483,000 tonnes grading 10.2gpt gold containing 485,000 oz gold.

The mine plan and ROM production targets mineralization over 6.0 g/t gold within the 4.0 g/t resource shell, and uses a combination of conventional cut and fill and longhole stoping, depending on mineralization thickness and continuity. Development will include a decline from surface, extraction drifts on sublevels across the footwall of the orebody, and ventilation raises to the surface.

An onsite mill will produce a float concentrate feeding a bio-leaching and CIL plant to produce doré. Process water will go through the ASTER treatment process and reclaim water will be stored in surface settling ponds near the plant.

Tails will be thickened with 42% being pumped underground to a paste plant and dispersal system into mined out voids and the remaining 58% filtered to a semi-dry state and hauled and dumped into a secure co-disposal facility (CDF) with waste rock from the underground development.

Sensitivity Analysis:

The Net Present Values and life of mine net cash flows are shown at various discount rates. Cash costs include all costs to produce a gold-sulphide concentrate followed by Bio-Oxidation and CIL leaching process to produce doré gold bars at site.

This preliminary economic assessment is based on resources, not reserves, and a portion of the modeled resources in the mine plan are in the inferred resource category. Given the inherent uncertainties of resources, especially inferred resources compared to reserves, the New Polaris gold mine project cannot yet be considered to have proven economic viability.

Qualified Person

The Qualified Person (“QP”) pursuant to NI 43-101 for the updated preliminary economic assessment report is Marc Schulte, P. Eng.

"Scott Eldridge”
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Scott Eldridge, Chief Executive Officer
CANARC RESOURCE CORP.

About Canarc - Canarc Resource Corp. is a growth-oriented gold exploration company focused on generating superior shareholder returns by discovering, exploring and developing strategic gold deposits in North America.  The Company is currently advancing two core assets, each with substantial gold resources, and has initiated a high impact exploration strategy to acquire and explore new properties that have district-scale gold discovery potential.  Canarc shares trade on the TSX: CCM and the OTCQX: CRCUF.

For More Information - Please contact:
Scott Eldridge, CEO
Toll Free: 1-877-684-9700 Tel: (604) 685-9700 Cell: (604) 722-5381
Email: scott@canarc.net  Website: www.canarc.net

Cautionary Note Regarding Forward-Looking Statements
This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Statements contained in this news release that are not historic facts are forward-looking information that involves known and unknown risks and uncertainties. Forward-looking statements in this news release include, but are not limited to, statements with respect to the future performance of Canarc, and the Company's plans and exploration programs for its mineral properties, including the timing of such plans and programs. In certain cases, forward-looking statements can be identified by the use of words such as "plans", "has proven", "expects" or "does not expect", "is expected", "potential", "appears", "budget", "scheduled", "estimates", "forecasts", "at least", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "should", "might" or "will be taken", "occur" or "be achieved".

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such risks and other factors include, among others, the Company’s ongoing due diligence review in relation to the Acquisition, risks related to the uncertainties inherent in the estimation of mineral resources; commodity prices; changes in general economic conditions; market sentiment; currency exchange rates; the Company's ability to continue as a going concern; the Company's ability to raise funds through equity financings; risks inherent in mineral exploration; risks related to operations in foreign countries; future prices of metals; failure of equipment or processes to operate as anticipated; accidents, labor disputes and other risks of the mining industry; delays in obtaining governmental approvals; government regulation of mining operations; environmental risks; title disputes or claims; limitations on insurance coverage and the timing and possible outcome of litigation. Although the Company has attempted to identify important factors that could affect the Company and may cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, do not place undue reliance on forward-looking statements. All statements are made as of the date of this news release and the Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.